





Peter Spiegel

CEO at AquaTru, LLC

Greater Los Angeles Area

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AquaTru, LLC

State University of New York Empire State College

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500+ connections

To positively impact the people and places I interact with.

World's Best Water Purifier and Filter

Experience

CEO

AquaTru, LLC

Jan 2015 – Present • 3 yrs 7 mos

Greater Los Angeles Area

Making Bottled Quality Water from Tap Water.

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Founder

Ideal Living, LLC

Feb 2011 – Present • 7 yrs 6 mos

Founder and CEO of multi-channel marketing and consumer products company focused on health, wellness and personal care products.

Envion Products, LLC

Managing Director

Envion Products, LLC

Jan 2005 – Present • 13 yrs 7 mos

Greater Los Angeles Area

Home Environment Products sold at major big box retailers including Ionic Pro, Therapure and Allergy Pro air purifiers; Four Seasons - 4 in 1 heater, humidifier, fan and air purifier.


Founder
Kim Vo Enterprises
Jan 2005 – Dec 2011 • 7 yrs

Haircare sold at Salons and Prestige Retail


Founder
Various DRTV Brands
Jan 1999 – Jan 2011 • 12 yrs 1 mo
Greater Los Angeles Area

From 1999 to the present, I have been the founder of various successful DRTV product companies selling successful brands like Dick Gregory's Bahamian Diet; Microcrisp food wrap; AbFlex exercise device; Sobakawa Pillow; Ab Trainer, Ab Sculptor, Ab Coach; Bun & Thigh Sculptor; Miracle Blade; Ultimate Chopper; Walk Fit Orthotics; and many more.

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Education


State University of New York Empire State College
BS, Human Development
1972 – 1976
Activities and Societies: Studied complimentary medicine including acupuncture, homeopathy, and herbal medicine.

B.S. in Human Development. Focus on natural medicine and alternative healing including acupuncture, homeopathy and herbalism.


New College of Florida
1971 – 1972
Activities and Societies: swimming, snorkeling, sunbathing, listening to music, meditation

